Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

PROPOSED MAJOR TRANSACTION MANDATE

IN RELATION TO THE POTENTIAL TREASURY SECURITIES ACQUISITIONS

THE ACQUISITION MANDATE

The Group proposed to conduct the Potential Treasury Securities Acquisitions during the Mandate Period, and accordingly, the Company proposed to seek for an approval of the Acquisition Mandate from the Shareholders in advance such that the Board are authorized and empowered to conduct the Potential Treasury Securities Acquisition in the open market during the Mandate Period. The Acquisition Mandate shall authorize and empower the Board to acquire (and in association with the Acquisition Mandate, redeem upon maturity) Treasury Securities within the Maximum Acquisition Amount of US$400,000,000.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio in respect of the Maximum Acquisition Amount is expected to exceed 25% but is less than 100%, the Potential Treasury Securities Acquisitions, if materialized, may constitute a major transaction of the Company subject to the reporting, announcement and Shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The Potential Treasury Securities Acquisitions will be conducted at the open market and on a continuing basis. It is a common market practice for independent buyers or sellers to trade (buy or sell) Treasury Securities in the open market through licensed banks or securities brokerage firms. In light of the number of tranches, the sizable quantity of Treasury Shares held by the Group and the Group’s working capital needs from time to time, the Company considers that it is necessary and appropriate for the proposed Acquisition Mandate to cover any acquisition of Treasury Securities.

A circular containing, among other things, further details of the Acquisition Mandate and the Potential Treasury Securities Acquisition(s), the notice of the AGM and other information as required under the Listing Rules is expected to be despatched to the Shareholders, if necessary, and published on the respective websites of the Stock Exchange and the Company on or before May 21, 2024.

INTRODUCTION

Reference is made to the announcement of the Company on May 14, 2024, pursuant to which, Tuya HK (a wholly-owned subsidiary of the Company) acquired the Previous Securities primarily with short-term in nature from CICC HK Securities in the open market at an aggregate cash consideration of approximately US$120.9 million, which upon aggregated as a series of transactions constituted a discloseable transaction of the Company.

The Board is pleased to announce that, the Group proposed to conduct the Potential Treasury Securities Acquisitions during the Mandate Period, and accordingly, the Company proposed to seek for an approval of the Acquisition Mandate from the Shareholders in advance such that the Board are authorized and empowered to conduct the Potential Treasury Securities Acquisition in the open market during the Mandate Period.

THE ACQUISITION MANDATE

The Acquisition Mandate to be sought from the Shareholders will be on the following terms:

(a)	Type of Treasury Securities

The Acquisition Mandate to be sought covers any acquisition (and any redemption upon maturity) of Treasury Securities, being U.S. treasury bills and treasury notes which are short- term to medium-term in nature.

(b)	Mandate Period

The Acquisition Mandate is for the Mandate Period, i.e., a period of twelve (12) months from the date on which an ordinary resolution in relation to the Acquisition Mandate and the Potential Treasury Securities Acquisitions having been duly passed by the Shareholders at the AGM.

(c)	Maximum Acquisition Amount

The Acquisition Mandate shall authorize and empower the Board to acquire (and in association with the Acquisition Mandate, redeem upon maturity) Treasury Securities within the Maximum Acquisition Amount of US$400,000,000. The Maximum Acquisition Amount was determined with reference to the following key factors:

(i)	the anticipated needs of the Group for treasury management in the forthcoming year, having considered (1) the net cash generated from operating activities during the year ended December 31, 2023 of approximately US$36.4 million; and (2) the total cash, cash equivalents, time deposits and U.S. treasury securities recorded as short-term and long-term investments of approximately US$984.3 million held by the Group as at December 31, 2023; and

(ii)	the strategy of the Group in terms of asset allocation and treasury management. The Board believes that the acquisition and holding of Treasury Securities plays a crucial role in the Group’s asset allocation and treasury management, as allocating a portion of the Group’s idle reserve cash in Treasury Securities can serve as a diversification to holding cash and/or deposits in banks, and a measure to balance investment risks and returns and facilitate the Group’s future business operations. In addition, the Company believes that Treasury Securities, as means of preserving value, are akin to cash in terms of substance, liquidity and risk profile, and relatively low-risk investments which are backed by the U.S. Department of the Treasury, and therefore have the potential to resist inflation in the long run and appreciate the value stored and retain long-term value.

The acquisition amount of the Treasury Securities acquired by the Group during each of the three years ended December 31, 2023, and from January 1, 2024 and up to the date of this announcement, were as follows:

	For the year ended December 31			From January 1, 2024 and up to the date of this
	2021	2022	2023	announcement
Acquisition amount of the Treasury Securities during the year/period	Nil	Nil	US$10.23 million	US$110.68 million

Having considered the above, the Company proposes to set the Maximum Acquisition Amount at US$400,000,000 for the Mandate Period.

(d)	Scope of Authorization

The Board shall be authorized and empowered to determine, decide, execute and/or implement with its full discretion at in all manners in relation to the Potential Treasury Securities Acquisitions, including but not limited to the number of tranches to which the Potential Treasury Securities Acquisitions shall take place, the type of Treasury Securities to be acquired, the timing of the Potential Treasury Securities Acquisitions, and the terms of Potential Treasury Securities Acquisitions (including the purchase price, and coupon rate per annum, etc.).

The principal parameters of the Potential Treasury Securities Acquisitions shall be as follows:

Issuer	:	U.S. Department of the Treasury

Maximum Acquisition Amount	:	Up to US$400,000,000 during the Mandate Period; and for the avoidance of doubt, such Maximum Acquisition Amount excludes any amount of the Treasury Securities acquired by the Group prior to the approval of the Acquisition Mandate by the Shareholders at the AGM

The acquisition amount of the Treasury Securities in each Potential Treasury Securities Acquisition is the purchase price of such Treasury Securities quoted in the open market at the time of each Potential Treasury Securities Acquisition

Expected annualized rate of return (the yield to maturity) at the time of the relevant Acquisition(s)	:	No less than the National Deposit Rates for Savings announced by the FDIC at the time of the relevant Acquisition(s)

For illustrative purpose, the following formula sets forth the relationship between the acquisition amount, the principal amount, the periodic coupon payment and the expected annualized rate of return (the yield to maturity) of the Treasury Securities in each Potential Treasury Securities Acquisition:

A = the acquisition amount of the Treasury Securities

F = the principal amount of the Treasury Securities

YTM = the expected annualized rate of return (the yield to maturity) of the Treasury Securities

C = the amount of each periodic coupon payment

p = the length of period between the date of each periodic coupon payment and the date of the relevant Potential Treasury Securities Acquisition

n = the total number of periodic coupon payment before maturity of the Treasury Securities after the relevant Potential Treasury Securities Acquisition. For the avoidance of doubt, the maturity date is the date of the last periodic payment

t = the first period for periodic coupon payment of the Treasury Securities after the relevant Potential Treasury Securities Acquisition

Maturity Date	:	Up to 5 years from the date of Acquisition

In the event that any acquisition of Treasury Securities is undertaken outside of the parameters set for the Acquisition Mandate, or the Group sells or disposes of any Treasury Securities, the Company will ensure that each of those transaction(s) complies with the requirements under Chapter 14 of the Listing Rules on an individual or aggregated basis.

(e)	Manner of the Potential Treasury Securities Acquisitions

The Company proposed that, during the Mandate Period, the Group shall be authorized to acquire (and in association with the Acquisition Mandate, redeem upon maturity) Treasury Securities in the open market through reputable licensed banks or securities brokerage firms within the Maximum Acquisition Amount of US$400,000,000.

In the past, the Group has been purchasing Treasury Securities from CICC HK Securities, a licensed corporation, in respect of the Previous Acquisitions, and will consider factors such as market trend, yield rate, risk assessment, liquidity, capital management and professional investments advice with considering making any further acquisition of Treasury Securities. To the best knowledge, information and belief of the Directors and having made all reasonable enquiries, each of CICC HK Securities and its ultimate beneficial owner(s) was an Independent Third Party as at the date of this announcement.

As the Potential Treasury Securities Acquisitions are expected to be purchased from Sellers in the open market, the identity of such Seller(s) cannot be ascertained as at the date of this announcement. In this connection, the Company endeavours to undertake all appropriate measures available to it to ensure that the counterparties and their respective ultimate beneficial owner(s) (if any) to the Potential Treasury Securities Acquisitions shall be Independent Third Parties.

REASONS FOR AND BENEFITS OF THE POTENTIAL TREASURY SECURITIES ACQUISITIONS AND THE ACQUISITION MANDATE

To preserve and achieve stable returns on the principal amount and in order to maximize the utilization of cash generated from business operations and fundraising activities, the Group purchases, amongst others, short-term deposits and Treasury Securities (including the Previous Securities) from time to time as part of its treasury management.

Taking into account the regulatory environment applicable to dual listed issuer in the U.S. and Hong Kong, the expected rate of return and the low level of risks from the Treasury Securities, the Company anticipates that the Group may generate more stable and satisfactory return from the Treasury Securities, compared to those from short-term or long-term time deposits offered by licensed banks or financial institutions.

Having considered the aforementioned factors, the Directors consider that the terms of the Potential Treasury Securities Acquisitions and the Acquisition Mandate are on normal commercial terms which are fair and reasonable, and the Acquisitions are in the interests of the Company and the Shareholders as a whole.

INFORMATION ON THE GROUP AND THE POSSIBLE COUNTERPARTIES

The Company

The Group is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. The Company has pioneered a purpose- built IoT cloud development platform that delivers a full suite of offerings, including platform-as- a-service (PaaS), Software-as-a-service (SaaS), and smart solutions for IoT devices, to business and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Tuya HK

Tuya HK is a wholly-owned subsidiary of the Company, and is principally engaged in investment holding and business development.

CICC HK Securities

CICC HK Securities is a licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activities under the SFO. CICC HK Securities is wholly-owned subsidiary of China International Capital Corporation Limited, whose H shares are listed on the Stock Exchange (stock code: 3908) and A shares are listed on the Shanghai Stock Exchange (stock code: 601995).

U.S. Department of Treasury

According to the public information available to the Directors, the U.S. Department of the Treasury is the executive agency responsible for promoting economic prosperity and ensuring the financial security of the United States. It is responsible for a wide range of activities such as advising the president of the United States on economic and financial issues, encouraging sustainable economic growth, and fostering improved governance in financial institutions.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio in respect of the Maximum Acquisition Amount is expected to exceed 25% but is less than 100%, the Potential Treasury Securities Acquisitions, if materialized, may constitute a major transaction of the Company subject to the reporting, announcement and Shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The Potential Treasury Securities Acquisitions will be conducted at the open market and on a continuing basis. It is a common market practice for independent buyers or sellers to trade (buy or sell) Treasury Securities in the open market through licensed banks or securities brokerage firms. In light of the number of tranches, the sizable quantity of Treasury Shares held by the Group and the Group’s working capital needs from time to time, the Company considers that it is necessary and appropriate for the proposed Acquisition Mandate to cover any acquisition of Treasury Securities.

Furthermore, the Company considered that the Acquisition Mandate, if approved by the Shareholders, would provide the Board with flexibility in acquiring the Treasury Securities thereby enabling the Group to react promptly to changing market conditions (which are reflected, among others, in the National Deposit Rates for Savings announced by the FDIC from time to time). Where the Treasury Securities were to be acquired in an open market, the transactions would need to be completed in a very short period. The procedure for convening the Company’s general meeting as a company with a dual primary listing in the U.S. and Hong Kong requires global coordination among parties, including among others, the principal and Hong Kong share registrars, the Depositary and the HKSCC. Such procedure would require the Company, with the help of its Depositary and the Hong Kong share registrar to gather the mailing details of all the securities holders, prepare and print the notice and proxy forms, and mail physical copies to, and collect vote cards from, securities holders and ADS holders. This will take preparation time of one to two months for the Company and the relevant parties to organize a general meeting, including complying with various timing requirements in the U.S. and Hong Kong which generally requires at least 30 days from the notice of general meeting to the date of general meeting. Hence, it is impracticable, if not impossible, to make any such acquisitions conditional on Shareholders’ approval. Under the proposed parameters of the Acquisition Mandate, the acquisitions (and redemption upon maturity) of Treasury Securities shall be conducted through reputable banks or securities brokerage firms, and if the Treasury Securities will be held by the Group up to its maturity date, the Company believed that the Group is not expected to suffer foreseeable loss and the Acquisition Mandate is unlikely to result in any undue risks to the Shareholders. There are also sufficient safeguard in the proposed Acquisition Mandate and information for the Shareholders to make an informed assessment as to the Potential Treasury Securities Acquisitions.

Pursuant to the Listing Rules, where a Shareholder is considered to have material interest in the Potential Treasury Securities Acquisitions (including the grant of the Acquisition Mandate), such Shareholder together with his/her/its close associate(s) must abstain from voting on the relevant resolution. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, no Shareholders was considered to have material interest in the Potential Treasury Securities Acquisitions (including the grant of the Acquisition Mandate). Accordingly, it is expected that no Shareholder is required to abstain from voting at the AGM.

A circular containing, among other things, further details of the Acquisition Mandate and the Potential Treasury Securities Acquisition(s), the notice of the AGM and other information as required under the Listing Rules is expected to be despatched to the Shareholders, if necessary, and published on the respective websites of the Stock Exchange and the Company on or before May 21, 2024.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“Acquisition Mandate”	an advanced specific mandate proposed by the Directors in order to seek Shareholders’ approval to authorize and empower the Board during the Mandate Period to conduct the Potential Treasury Securities Acquisitions (and in association with such Acquisition Mandate, redemption of Treasury Securities upon maturity) upon the terms set out in this announcement provided that the Maximum Acquisition Amount shall not be exceeded

“Acquisitions”	collectively, the Previous Acquisitions and the Potential Treasury Securities Acquisitions

“ADS(s)”	American Depositary Shares, each representing one Class A Ordinary Share, as amended from time to time

“AGM”	the upcoming annual general meeting of the Company, of which a circular will be published in due course

“Board”	the board of Directors

“CICC HK Securities”	China International Capital Corporation Hong Kong Securities Limited, a licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activities under the SFO

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary” or “The Bank of New York Mellon”	The Bank of New York Mellon, the depositary of our ADSs

“Director(s)”	the director(s) of the Company

“FDIC”	the Federal Deposit Insurance Corporation, an independent agency created by the U.S. Congress

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HKSCC”	the Hong Kong Securities Clearing Company Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Third Party(ies)”	third party(ies) independent of the Company and its connected persons (as defined under the Listing Rules)

“IoT”	the connection of physical objects, or “things,” that are embedded with communication modules, software, and other technologies for the purpose of connecting and exchanging information with other devices and systems over the internet or other communications networks

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mandate Period”	the period from the passing of an ordinary resolution in relation to the Potential Treasury Securities Acquisitions (including the grant of the Acquisition Mandate) by the Shareholders at the AGM until the earlier of:

(i) the expiration of the twelve (12) months period; and

(ii) the date on which the authority set out in the ordinary resolution has been revoked or varied by an ordinary resolution of the Shareholders in a general meeting

“Maximum Acquisition Amount”	US$400,000,000, being the maximum amount of the Treasury Securities to be acquired by the Group pursuant to the Acquisition Mandate; and for the avoidance of doubt, excludes any amount of the Treasury Securities acquired by the Group prior to the approval of the Acquisition Mandate by the Shareholders at the AGM

“Potential Treasury Securities Acquisition(s)”	the potential acquisition(s) of the Treasury Securities subject to the Maximum Acquisition Amount in the open market transactions by the Group during the Mandate Period

“Previous Acquisition(s)”	the acquisition(s) of the Previous Securities

“Previous Securities”	the U.S. treasury securities acquired by Tuya HK on December 28, 2023, January 4, 2024 and January 8, 2024 in the open market with an aggregate acquisition amount of approximately US$120.9 million

“Seller(s)”	the ultimate seller(s) of Treasury Securities, which shall be Independent Third Party(s)

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Shares”	the Class A Ordinary Share(s) and Class B Ordinary Share(s) in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Treasury Securities”	U.S. treasury securities

“Tuya HK”	Tuya (HK) Limited, a limited liability company incorporated under the laws of Hong Kong on September 12, 2014 and a subsidiary of the Company

“United States” or “U.S.”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board Tuya Inc. WANG Xueji Chairman

Hong Kong, May 14, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

* For identification purpose only